MATTHEW MCMURDO, ESQ. Attorney-At-Law Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	Suite 6D 140 West 57th Street New York, NY 10019

October 9, 2012

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	John Reynolds, Assistant Director
Adam F. Tuck

Re:	BLVD Holdings, Inc.
Amendment No. 1 to
Registration Statement on Form S-1
Filed August 17, 2012
File No. 333-183370

Dear Mr. Reynolds:

We are filing an Amendment No. 2 to the Registration Statement on Form S-1/A (the “Registration Statement”) in response to your recent review letter addressed to M. Ann Courtney, President of BLVD Holdings, Inc. (“BLVD”), dated September 17, 2012 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed

BLVD has further overhauled its business plan since the filing of Amendment No.1 to the Registration Statement. BLVD has decided to focus exclusively on the production, development and sale of television film scripts. The Nature of Business has been revised to clarify that BLVD is in the specific business of producing and developing scripts for film and television. We have removed all of the wording from the Form S-1 that would give the mistaken impression that the Company has not determined a specific line of business or that would give the false impression that the Company is a blank check company. BLVD is currently developing multiple film scripts and will be looking to add a screenplay writer to its employ. BLVD need not comply with Rule 419 under the Securities Act of 1933 because, as you’ll note in the amended Registration Statement, BLVD is not a blank-check company. BLVD has further defined and focused its business operations. BLVD will no longer be looking to acquire unidentified assets in multiple industries. BLVD has undertaken operations and received revenue in script production and development. BLVD intends to focus on such business for the foreseeable future. We hope this letter and the amendments we made to the Registration Statement address your concerns.

Matthew McMurdo, Esq.

 New York

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Matthew McMurdo
Matthew McMurdo, Esq.

cc:	M. Ann Courtney, President
BLVD Holdings, Inc.

Matthew McMurdo, Esq.

New York